UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               NATIONSHEALTH, INC.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    63860C100
                                    ---------
                                 (CUSIP Number)

                               September 20, 2004
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No. 63860C100                                            Page 2 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          1,788,335
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,788,335
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,788,335

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.71%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No. 63860C100                                            Page 3 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          1,788,335
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,788,335
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,788,335

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.71%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No. 63860C100                                            Page 4 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          2,459,600
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,459,600
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,459,600

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.15%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                               Page 5 of 9 Pages

                  This Statement on Schedule 13G is being filed by the Reporting Persons (as defined below) to amend the initial statement on Schedule 13D filed by the Reporting Persons on March 18, 2004 and all amendments thereto filed by the Reporting Persons on Schedule 13G and Schedule 13D. This Schedule 13G relates to the Common Stock, par value $0.0001 per share (the "Shares"), of NationsHealth, Inc. (formerly known as Millstream Acquisition Corporation) (the "Issuer"). The Reporting Persons are eligible to file this Schedule 13G because, following the Issuer's issuance of additional Shares upon the consummation on August 31, 2004 of a merger (the "Merger") among the Issuer, NationsHealth Holdings, L.L.C. and N Merger L.L.C. (a wholly-owned subsidiary of the Issuer), each Reporting Person beneficially owns less than 20% of the outstanding Shares of the Issuer. In addition, certain warrants held for the accounts of the Reporting Persons became exercisable upon the consummation of the Merger.

Item 1(a)         Name of Issuer:

                  NationsHealth, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  13650 N.W. 8th Street, Suite 109, Sunrise, Florida  33325

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   MHR Capital Partners LP ("Capital Partners");

                  ii)  MHR Advisors LLC ("Advisors"); and

                  iii) Mark H. Rachesky, M.D. ("Dr. Rachesky").

                  This Statement relates to securities held for the accounts of Capital Partners, OTQ LLC, a Delaware limited liability company ("OTQ"), and certain trusts, retirement and charitable foundation accounts (the "Personal Accounts") established by Dr. Rachesky. Dr. Rachesky exercises voting and/or investment control over the portfolio securities of such Personal Accounts and, in such capacity, may be deemed to beneficially own the Shares and other securities held in the Personal Accounts. Advisors is the general partner of Capital Partners and, in such capacity, may be deemed to beneficially own the Shares and other securities held for the accounts of Capital Partners. Dr. Rachesky is the managing member of Advisors and OTQ and, in such capacity, may be deemed to beneficially own the Shares and other securities held for the accounts of Capital Partners and OTQ, in addition to the Shares and other securities held in the Personal Accounts.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Capital Partners, Advisors and Dr. Rachesky is 40 West 57th Street. 24th Floor, New York, New York 10019.

Item 2(c)         Citizenship:

                  i) Capital Partners is a Delaware limited partnership;

                                                               Page 6 of 9 Pages

                  ii) Advisors is a Delaware limited liability company; and

                  ii) Dr. Rachesky is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.0001 per share

Item 2(e)         CUSIP Number:

                  63860C100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof,

                 i) Each of Capital Partners and Advisors may be deemed to be the beneficial owner of 1,788,335 Shares. This number consists of 1,300,334 Shares held for the account of Capital Partners and 488,001 Shares issuable upon the exercise of warrants held for the account of Capital Partners.

                 ii) Dr. Rachesky may be deemed to be the beneficial owner of 2,459,600 Shares held for the accounts of Capital Partners, OTQ and the Personal Accounts. This number consists of A) 1,300,334 Shares held for the account of Capital Partners, B) 488,001 Shares issuable upon the exercise of warrants held for the account of Capital Partners, C) 254,166 Shares held for the account of OTQ, D) 242,999 Shares issuable upon the exercise of warrants held for the account of OTQ, and E) 174,100 Shares held in the Personal Accounts.

Item 4(b)         Percent of Class:

                  The percentages set forth below are calculated based on the assumption that the Issuer has 26,150,000 Shares of common stock issued and outstanding as of the date hereof. The definitive Proxy Statement the Issuer filed with the Securities and Exchange Commission on August 13, 2004 indicated that, upon the consummation of the Merger described in the Proxy Statement, the Issuer would have approximately 26,150,000 Shares of common stock outstanding assuming that no public stockholders elected to exercise their rights to convert Shares to cash in connection with the Merger. The Merger was consummated on August 31, 2004.

                  i) The number of Shares of which each of Capital Partners and Advisors may be deemed to be the beneficial owner constitutes approximately 6.71% of the total number of Shares outstanding.

                  ii) The number of Shares of which Dr. Rachesky may be deemed to be the beneficial owner constitutes approximately 9.15% of the total number of Shares outstanding.

                                                               Page 7 of 9 Pages

Item 4(c)         Number of shares as to which such person has:

    Capital Partners
    ----------------
    (i)       Sole power to vote or direct the vote:                   1,788,335
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the disposition of    1,788,335
    (iv)      Shared power to dispose or to direct the disposition of          0

    Advisors
    --------
    (i)       Sole power to vote or direct the vote:                   1,788,335
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the disposition of    1,788,335
    (iv)      Shared power to dispose or to direct the disposition of          0

    Dr. Rachesky
    ------------
    (i)       Sole power to vote or direct the vote:                   2,459,600
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the disposition of    2,459,600
    (iv)      Shared power to dispose or to direct the disposition of          0


Item 5.           Ownership of Five Percent or Less of a Class:

                  As of August 31, 2004, OTQ ceased to beneficially own in excess of 5% of the outstanding Shares of the Issuer and is therefore not included as a Reporting Person in this Statement.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Capital Partners in accordance with their ownership interests in Capital Partners.

                  The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                               Page 8 of 9 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 9 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 20, 2004           MHR CAPITAL PARTNERS LP

                                    By:      MHR Advisors LLC,
                                             its General Partner

                                    By:       /s/ Hal Goldstein
                                             -----------------------------------
                                             Hal Goldstein,
                                             Vice President


                                    MHR ADVISORS LLC

                                     By:       /s/ Hal Goldstein
                                             -----------------------------------
                                             Hal Goldstein
                                             Vice President


                                    MARK H. RACHESKY, M.D.

                                    By:       /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------